EXHIBIT (a)(5)(C)


For immediate release:                                   Contact: Paul Fitzhenry
February 5, 2004                                                  (212) 733-4637


         PFIZER INC ANNOUNCES COMPLETION OF THE TENDER OFFER RELATING TO
                   ESPERION THERAPEUTICS, INC. COMMON SHARES


NEW YORK, February 5, 2004 - Pfizer Inc announced today that it has completed the cash tender offer to acquire all outstanding shares of Esperion Therapeutics, Inc. (NASDAQ:ESPR) for $35.00 net per share, without interest. Approximately 35.6 million shares (including approximately 7.3 million shares subject to guaranteed delivery) of Esperion's common stock (including the associated preferred stock purchase rights), representing more than 93 percent of Esperion's outstanding common stock, were tendered in the offer. Through its wholly owned subsidiary, Enzo Acquisition Corp., Pfizer has accepted for payment all validly tendered shares. Payments for accepted shares will be made promptly through EquiServe Trust, the depositary for the offer.

Pfizer intends to complete its acquisition of Esperion through a merger by early next week. As a result of the merger, all remaining publicly held shares of Esperion common stock that were not validly tendered and purchased in the tender offer, except those shares for which dissenters' rights under applicable law have been properly exercised, will be converted into the right to receive $35.00 net per share in cash, without interest, subject to applicable withholding. Following the merger, Esperion will become a wholly owned subsidiary of Pfizer.

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